SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Report on Form 6-K dated June 4, 2003

BT Group plc
(Translation of Registrant’s Name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England

(Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: X	Form 40-F:

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Yes:	No: X

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(t):

Yes:	No: X

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:	No: X

    Enclosure: BT Group plc - Annual Review and Notice of Annual General Meeting 2003

Annual Review and summary financial statement 2003

making our strategy work

2	Chairman’s message
4	Chief Executive’s review
6	Strategic review
14	Report of operations and financial review
15	Auditors’ statement
16	Summary financial statement
18	Board of directors
19	Summary directors’ report
19	Corporate governance
20	Summary report on directors’ remuneration
22	Shareholder information

In this Annual Review, references to “BT Group”, “BT”, “the group”, “the company”, “we” or “our” are to BT Group plc (which includes the continuing activities of British Telecommunications plc) and its subsidiaries, or any of them as the context may require.

BT Annual Review 2003	Table of Contents

making our strategy work

Our strategy is a commitment to our shareholders, our customers, our people and the communities in which we operate. It makes plain how we plan to create shareholder value, how we will meet customers’ needs and how we will manage and reward the people who work for the company. Our strategy defines us. It tells the world what we are about and what can be expected of us.

In the following pages, we track some of the ways in which we have been translating those words into action in the past year. We want you to know how we are making our strategy work.

2	Chairman’s message	BT Annual Review 2003	Table of Contents

Chairman’s message

Sir Christopher Bland, Chairman, reports on a year in which BT further reduced debt, grew its dividend significantly and continued to invest in the future.

The year
This has been a really good year for BT. We said 12 months ago that, in a turbulent market, your company had taken the hard decisions and necessary actions early. Events have shown that we were right to do so and that we have now established a strong base for sustainable growth. Earnings per share in the year increased by 61% and net debt reduced by over £4 billion. The group generated free cash flow of £1.7 billion. The full year dividend of 6.5 pence per share reflects the group’s financial performance, operational strength and confidence in the future.

     In the past two years, our net debt has been reduced from £27.9 billion as at 31 March 2001 to £9.6 billion as at 31 March 2003, a reduction of 66%. The foundations of the progress in 2003 were the achievement of operating efficiencies and the sale of non-core assets, such as our stake in Cegetel, which we sold for £2.6 billion. Progress was sustained by improving service in our traditional markets, and our growing success in such new-wave markets as broadband, mobility, information and communications technology (ICT) and solutions. We continue to invest in and to transform our network to help take our 20 million customers into a future shaped by new communications possibilities.

Purpose and responsibilities
As a business, our purpose is to connect the worlds of our customers. In achieving that purpose we will provide the greatest customer satisfaction and enjoy commercial success if we make every experience of our services simple and complete.

     Your company’s broader responsibilities include the maintenance of a good reputation, definitive standards of governance and a coherent corporate social responsibility programme, all vital to encouraging investors to put their trust in us, customers to buy from us and the best people to work for us. This sense of responsibility runs through the whole of our organisation.

Pensions
BT takes its responsibilities to its pensioners, existing and prospective, very seriously. The result of a recent valuation of the main BT pension scheme, carried out by the independent actuary appointed by the Scheme trustees, showed a funding deficit of £2.1 billion. This compares to £1 billion at the last formal valuation in 1999. BT has agreed it will make good this deficit with additional annual payments of £232 million, compared to the £200 million additional annual payments that BT has been making.

Strength of the BT Pension Scheme
The BT Pension Scheme, which has been closed to new members since 31 March 2001, is backed by BT. The Scheme assets are controlled by trustees who must act in the best interests of its members. Any deficit has to be made good by the company, and no changes can be made to the rules and benefits that apply to Scheme members without the agreement of the trustees.

3	Chairman’s message	BT Annual Review 2003	Table of Contents

Company Board
I am delighted to welcome Clay Brendish, former deputy chairman of CMG plc, and founder and former executive chairman of Admiral plc, to the Board. Clay brings with him a wealth of experience in the information technology industry. His appointment with effect from 1 September 2002, on which shareholders will have the opportunity to vote at this year’s AGM, means that independent non-executive directors constitute a majority on your Board.

People and prospects
Finally, we would like to thank our customers, our shareholders and our people for their continued confidence in and loyalty to the company. We are recognising the efforts of our people in meeting BT’s performance targets through awarding them 2% of the pre-tax profits, £36 million, in the form of BT shares.

     We believe the company is well placed – financially, operationally and managerially – to meet new challenges and to seize new opportunities ■

Sir Christopher Bland
Chairman
21 May 2003

Key events and achievements
June 2002
Launch of Openzone, BT’s public wireless LAN hotspot service

September 2002
The UK’s most intensive TV campaign stimulates demand for broadband

November 2002
BT wins €1 billion contract to manage and develop Unilever’s global communications infrastructure

January 2003
Sale of stake in Cegetel for £2.6 billion

April 2003
BT announces that it has connected more than 800,000 broadband customers

4	Chief Executive’s review	BT Annual Review 2003	Table of Contents

Chief Executive’s review

Ben Verwaayen, Chief Executive, explains that BT will create value for shareholders by its passion for customer service, its focus on profitable growth and its commitment to broadband.

A year ago, I said that there were three main parts to BT’s strategy. This year, I’m saying the same thing. First, we have a passion for customers. Second, we have broadband at the heart of BT – and BT at the heart of broadband. Third, we have rigorous financial discipline.

     By concentrating on these three priorities we can continue to reward shareholders, drive down debt and invest in the business – where it matters.

     First and foremost, we are passionate about customers. Every time we deal with a customer, our goal is to deliver an excellent experience – an experience which is simple, but also complete.

     We are working to meet the needs that customers have today. And we are innovating to meet the needs they will have tomorrow.

     This means getting ever closer to customers, understanding their lifestyles and businesses, establishing long-term relationships with them. We are proud to serve individuals, families, small or medium-sized businesses, and global corporations.

     In the past year, our passion for customers has delivered results. For example:

■	consumers and businesses are now more satisfied with the way we provide and repair their services, as shown by our satisfaction surveys
■	packages such as BT Together, which has ten million residential customers, have been a major success story. From June this year, BT Together will be even simpler, making minute-by-minute charges for evening and weekend calling a thing of the past
■	we are the UK’s leading internet service provider for small and medium businesses
■	the order book for our solutions business is very strong and orders worth £3.6 billion were taken during the 2003 financial year, including a major €1 billion contract to manage Unilever’s worldwide communications network for seven years
■	we promised that our major European operations would break even at the EBITDA level and, thanks to our market success and efficiency programme, we delivered
■	new business revenues among wholesale customers (other telecoms operators and internet service providers) grew by 85% year on year
■	and, very importantly, overall customer dissatisfaction was significantly down by 37% for the company (against the target we set of 25%).

Broadband is the biggest opportunity for growth in the communications market. It’s no exaggeration to say that it will be as important to our future as voice telephone calls were to our past. Broadband is more than just another product. It is a whole new way of communicating. It sparks off tremendous demand and is growing at a rapid rate – connections having increased almost fourfold in the 2003 financial year.

5	Chief Executive’s review	BT Annual Review 2003	Table of Contents

Our record over the past year shows how we are meeting this demand:

■	at 31 March 2003, we had around 800,000 ADSL (asymmetric digital subscriber line) connections, and we are well on the way to reaching our target of one million this summer
■	two-thirds of the UK population is now connected to an ADSL-enabled exchange, and our development of new business models, coupled with technological breakthroughs, could put 90% of the UK’s homes and small businesses within reach of broadband services within the next few years.

     And as well as signing up customers, we are moving quickly to offer them inspiring new services. Our understanding of what customers want is growing every day and we are making sure that the company is able to provide it. For example, new broadband services were launched, offering music – Dotmusic on Demand, sport – Sportal on Demand, and education – the BT Learning Centre.

     Our third key priority is financial discipline. We put our heart into customer service, but also into a rigorous approach to finance.

     As the broadband record shows, we have to meet the demands of our customers in a way that also serves the interests of shareholders – in other words, it has to be financially responsible and sustainable.

     Financial discipline is not the same thing as cost savings. It’s about doing things smarter, raising the bar, proving that it is possible to do more with less. We did substantially reduce operating costs and, in addition, we very carefully targeted our capital expenditure, which was £2.4 billion during the 2003 financial year, a 21% reduction on the previous year, on a like-for-like basis.

     We are investing to transform our network. Equipment designed for 20th century services is making way for a true 21st century network, delivering the broadband, multimedia services that today’s customers require. It will also deliver these services in the way many of today’s customers now demand them – for example enabling customers to configure and adjust their services themselves.

     In this network, we are creating a new engine for growth; simultaneously offering lower operating costs and higher performance.

     These then are the priorities that we have been focused on in the past year and that we will remain focused on in the year ahead.

     Our success will depend not just on making our strategy work but on the way in which we make it work.

     The new corporate identity that we unveiled at the beginning of April 2003 defines the kind of company we are now and need to be in the future.

     Central to that new identity is a commitment to be simple and complete in all we do. And that, in turn, means living our brand values.

     Being trustworthy means consistently delivering on our promises. Helpful means listening and responding. Being straightforward means keeping things simple and clear, and inspiring means constantly working to create new communications possibilities. And we have to do everything with real heart – showing passion and conviction.

     Those values, of course, can only be lived through people – and, of course, our strategy can only be delivered by the teams of motivated people throughout the business. It simply couldn’t happen without them. They breathe life into it. They make it work. And I’d like to thank them for their loyalty and their hard work ■

Ben Verwaayen
Chief Executive
21 May 2003

We have seven strategic imperatives:

■	customer satisfaction
■	financial discipline
■	broadband – at the heart of BT
■	value-added solutions for multi-site organisations with European operations
■	a clear network strategy, with unified management of all UK networks
■	a clear strategy for each customer group, including new services and brand extension
■	diverse, skilled and motivated people.

     The following pages report on how we are performing against each of these.

     Underpinning the seven strategic imperatives is a commitment to the wider community. On page 12 we report back on how we have been exercising our corporate social responsibilities.

6	Strategic review	BT Annual Review 2003	Table of Contents

driving up customer satisfaction

We’re here for every one of our more than 20 million customers, not the other way round. Whether it’s a retail or wholesale customer, large business or single consumer, government department or charitable organisation, our job is to ensure that they get the value-for-money service they need, when they need it.

Customer satisfaction is at the heart of BT’s strategy and is a part of everything we do. We’re committed to listening to our customers, both through our millions of day-to-day interactions with them and through one of the largest customer research programmes in the UK.

     More than 2,000 residential customers and a similar number of our smaller business customers every month get the chance to tell us what they think of us, and we have a monthly tracking survey of our major corporate customers.

     Listening to our customers has helped us understand what they want from us. And what they want from us couldn’t be clearer:

■	we must be easy to contact
■	we must keep them informed (we shouldn’t need to be chased)
■	we must take ownership of their issues and champion their cause
■	we must live up to the commitments we make to them. It’s as simple – and as tough – as that.

Customers have the right to expect the same levels of service from all parts of BT; it’s our job to deal with issues of organisation and overlap, not theirs. We can only achieve this by ensuring that all parts of BT are aligned to meet customer requirements.

     We see excellent service as a chance to get on the front foot with our customers. For example, we call our HomeMover package customers two days in advance of their move, and on the day itself, to make sure everything’s OK.

     We don’t always get it right, but we’re determined to reduce to a minimum the number of times we get it wrong. And that’s why BT has set itself a customer service challenge to reduce customer dissatisfaction levels by 25% every year.

     During the year, we beat that target by delivering a 37% reduction in customer dissatisfaction with BT overall. All areas of the business improved satisfaction levels, with particularly significant improvements among our international and wholesale customers. And, in most areas of business, satisfaction with BT is well ahead of satisfaction with our competitors.

     We believe that personal accountability, backed by efficient systems, will deliver the right customer experience. But it doesn’t really matter what we think. In the end, it’s our customers who will decide whether or not we’ve succeeded ■

7	Strategic review	BT Annual Review 2003	Table of Contents

putting broadband at the heart of BT

Alison Ritchie, BT’s first Chief Broadband Officer, whose role is to direct and align the people and processes involved in the end-to-end delivery of broadband.

Broadband technology has the potential to change forever the way we live and bring up our families and it’s transforming the way in which large and small businesses work, communicate with their customers and market their products. Almost 70% of UK homes are already connected to broadband-enabled exchange areas and that could rise to 90% in the next few years.

Broadband communications is a huge opportunity and we believe that the developing broadband market is important to our future success. In the 2003 financial year, the number of broadband connections grew by 380% to around 800,000. Since January, we’ve been adding well over 20,000 broadband connections every week and, with 936,000 connections at 16 May 2003, are on target to reach one million connections in the summer of 2003.

     Broadband has come of age. For consumers at home, it doesn’t just mean faster, always-on access to the internet. It means a new world of communication and entertainment possibilities, bringing music, games, video, education and security services down the line.

     For business, it can mean increased productivity, innovative collaborations, competitive edge and the chance to get on top of costs. Our business customers have always-on access to a range of valuable business applications and resources, helping them serve their customers more effectively.

Over the past year or so, the broadband landscape has changed beyond recognition. Not so long ago, price and lack of awareness were hot issues for BT and for the rest of the industry. Since then, we’ve made major reductions to our wholesale and retail broadband prices, introduced special offers, and launched BT’s biggest ever advertising campaign to announce that broadband has landed.

     We’re also doing a great deal to deliver broadband cost effectively to as many parts of the UK as possible. As at 31 March 2003, 67% of UK homes were connected to one of our 1,167 broadband-enabled exchange areas and we are working hard to increase this.

     During the year, for example, we launched an innovative registration scheme in more than 800 areas. Once a certain level of demand is registered in any of those areas, the exchange is broadband enabled. As at 31 March 2003, over 320,000 people had registered an interest through this scheme, 44 exchanges had been broadband enabled and a further 247 were in the process of being enabled.

     And BT has been working with partners in both the public and private sectors to develop new ways of bringing broadband to parts of the UK where the commercial case for broadband deployment is harder to make ■

8	Strategic review	BT Annual Review 2003	Table of Contents

providing value-added solutions for multi-site organisations

We aim to take the complexity out of communications; and this is as true for our multi-site customers with operations around the world as it is for the individual phone user. However complicated their needs, it’s our job to meet them simply and completely. And if they want full global connectivity, then we can work collaboratively around the world to ensure that we can deliver it.

Our extensive global communications network and strong strategic partnerships enable us to serve customers in all key commercial centres of Europe, North America and Asia. In Europe, this network links more than 250 towns and cities across 16 countries back into our UK network, and beyond into the Americas and Asia Pacific.

     It’s the power, breadth and depth of this network that enables us to meet the communications needs of our top multi-site corporate and government customers with activities in one or more European countries.

     We can offer our customers leading-edge global communications via our worldwide virtual private networks. Our award-winning multi-protocol label switching (MPLS) product can be accessed from 60 countries worldwide.

     During the year, our global solutions, outsourcing, business transformation and change management businesses have gone from strength to strength. Increasingly, even the largest businesses are looking for companies that will manage their information and communications technology needs for them, leaving them free to focus on their core activities. In the 2003 financial year, we signed solutions and outsourcing contracts worth £3.6 billion in sales order value, in addition to business transformation and change management contracts worth £800 million.

     Top of the list is our contract with Unilever to manage and develop its entire global communications infrastructure. Worth around one billion euros over seven years, the majority of which will come from outside the UK, this is one of the largest outsourcing contracts in UK corporate history.

     Another first for BT was the contract we signed with the Bavarian state government in Germany – the largest BT has ever signed with a government outside the UK. Under the seven-year contract, we are responsible for the management and development of the Bavarian state’s communications infrastructure.

     Other major outsourcing deals were signed with Abbey National, National Australia Group, the NHS Information Authority and Bradford & Bingley, as well as a multi-million pound agreement with Royal Mail to outsource its business and IT services.

     We also signed a major business transformation contract with Essex County Council – one of the biggest partnerships of its kind ever established by a county council ■

9	Strategic review	BT Annual Review 2003	Table of Contents

delivering a clear network strategy

We have the largest capacity telecommunications network in the UK, capable of reaching nearly every home and business. But the traffic we carry on that network is changing. In response to the rising demand for advanced data, mobile, broadband and internet services, we are transforming our network for the 21st century, to make it capable not just of meeting our customers’ needs now, but their future needs as well.

Our network is a fantastic asset. But it’s an asset that we have to continue to develop to ensure that it continues to meet our customers’ changing needs.

     And given that the job of transforming our network is at least equal to our network modernisation programmes of the 1980s and 1990s, we need to combine a clear, customer-driven view of the future with financial discipline now.

     Our existing network has more than 29 million connections that we have to take forward into the new-wave future. But, from now on, we are going to be refocusing our investment away from today’s circuit-switched technology, in order to be able to spend more on IP (internet protocol) and packet-based technologies.

We believe that our customers want a network that will enable them to shop online, surf the internet, send messages, play games, watch videos, listen to music, access information and – as ever – talk to each other. And they want to be able to do these things wherever they happen to be.

     Businesses also want a new generation of low-cost and flexible services. They want to be able to deal in large volumes of information quickly and accurately.

     What all customers want is a complete communications service that’s easy to access and simple to use.

     The new network will be reliable and hands-off, with self-diagnostic and self-healing capabilities, which is why the investment we are making now should lead to significantly lower operational costs in the future ■

10	Strategic review	BT Annual Review 2003	Table of Contents

developing a clear strategy for each customer group

We value every one of our more than 20 million customers, but we recognise that they are not all the same. We are committed to developing customer offerings, taking the BT brand into new areas as necessary, to ensure that our services really match the different ways in which customers lead their lives and run their businesses. One size no longer fits all.

In the consumer broadband market, for example, we continue to make broadband as attractive as possible to as many people as possible, through a coherent suite of products, innovative content, applications and value-added services.

     During the year, we launched BT Broadband, which offers straightforward, high-speed broadband internet connection. Our BT Openworld service, on the other hand, offers a broadband line, plus a value-added service package, which includes webspace, e-mail, protection against viruses and unsolicited e-mails and access to a wide range of content. And BT was approved as an ADSL supplier for Microsoft’s Xbox Live and Sony’s PlayStation 2 online games services.

     During the year, 140,000 customers signed up for BT Together’s new international options package, which offers 5p per minute flat-rate international calls to 13 destinations. And, in April 2003, we announced a radical pricing change for all BT Together’s ten million customers. From 1 June 2003, they will see the end of per-minute charging on all evening and weekend voice calls and, on the basic BT Together package, will pay just 6p for up to an hour’s conversation. Other packages will be introduced which will give unlimited free calls (up to one hour per call) for a higher monthly fee.

     For those customers who want to get the most out of home computing, we’ve launched BT Home Computing, which takes the hassle out of getting online by helping customers choose the right broadband-ready PC and then providing the ongoing advice and support they need.

     We are active in the mobile communications market. In October 2002, we launched Mobile Sense, enabling customers to select their own call package online and, in February 2003, formed a partnership with T-Mobile (UK) to provide a consumer-led mobile service from summer 2003.

     The installation of the first 122 live BT Openzone wireless local area network (wi-fi) hotspots in stations, airports, hotels and service stations around the UK offers business people the chance to carry out high-speed transactions while on the move. This is scheduled to rise to 400 by summer this year as part of our drive to have 4,000 hotspots in place by summer 2004.

     And, in January 2003, we became the first telecommunications company to cap the cost of business calls when we launched BT Business Plan, setting a ceiling of 10p on local and national business calls – provided only that they last less than an hour.

     We supply ICT (information and communications technology) solutions to major corporate customers and manage some of the data networks of the UK’s top banks.

     And we’re focused on the needs of our wholesale customers. During the year, for example, we signed a six-year contract with Redstone to provide them with network facilities management ■

11	Strategic review	BT Annual Review 2003	Table of Contents

building a team of skilled, diverse and motivated people

Every company says that its people are its most valuable asset. That’s the easy bit. But if you want to see whether or not they mean it, take a look at how much that company invests in training and development, how well managed and rewarded its people are and how they are encouraged to give of their best.

Our reputation as a progressive and innovative employer not only helps us to recruit and retain an excellent workforce, it also enhances our ability to serve our customers and generate revenues and shareholder value.

     During the year, we spent around £70 million on the training and development of BT people.

     Because we want every single one of our 104,700 employees to be focused on delivering an excellent customer experience, a number of our training programmes tackle aspects of customer care. Examples include the My Customer programme, which aims to strengthen employees’ engagement with customers, and “back to the floor” exercises, designed to re-familiarise senior managers with the issues that confront customer-handling staff.

     And because we believe that the quality of leadership talent in the company is essential to the successful delivery of our strategy, we have put in place a number of leadership capability initiatives, ranging from programmes for newly-appointed first-time supervisors to development opportunities for our most senior managers.

     Of course, there’s no substitute for active participation and one of our more innovative approaches to people development is to encourage them to work in the community, for charities, as school governors, for community groups, environmental projects and so on.

     In this way, schools and community organisations benefit from the time and efforts of our people. BT, in turn, benefits from the broadening of our people’s management and leadership experience.

     We are an equal opportunities employer and want the profile of our workforce to reflect the diversity of the population as a whole. We are active in many equal opportunities and diversity organisations, and our work on gender, age, sexual orientation, race equality and disability is widely recognised. And we actively encourage a flexible approach to work/life balance. Part-time working, working from home, alternative attendance patterns, job sharing, maternity and paternity leave – all help ensure that we have access to the widest possible pool of talent ■

12	Strategic review	BT Annual Review 2003	Table of Contents

living up to our broader responsibilities

Businesses are not separate from the communities in which they operate; they are an integral part of those communities. At BT, we believe that the way in which we manage social, environmental and ethical issues helps us to preserve and grow shareholder value, and contributes to the creation of a better world.

In 2003, BT was listed as the top telecommunications company in the Dow Jones Sustainability Index – which ranks companies according to their ability to manage these factors to their competitive advantage – for the second year running. And we won the Queen’s Award for Enterprise in recognition of our contribution to sustainable development.

     We are committed to achieving best practice in our standards of business integrity, and every employee has a copy of our Statement of Business Practice, which defines the way we do business. We also require our agents and contractors to apply these principles when representing BT.

     We believe that communications technology can help to tackle social exclusion, and our digital inclusion campaign – Everybodyonline – supports the Government’s aim of getting everyone in the UK online within the next few years. The campaign aims to increase access to communications technology in underprivileged areas and deepen understanding of the causes and effects of the digital divide.

     Although telecommunications is generally seen as an environmentally friendly technology, any company the size of BT is bound to have an impact on the environment. Indeed, we are one of the largest single consumers of energy in the UK.

     During the 2003 financial year, a combined heat and power supply contract provided 76% of our electricity needs, saving 274,000 tonnes of global warming CO2 emissions. We reduced our operational vehicle fleet by 9.4% – to 33,979 – and reduced our fuel consumption by 11%. And we also recycled 24% of our total 89,878 tonnes of waste.

     We normally commit a minimum of 0.5% of our UK pre-tax profits to direct activities in support of society and, in the 2003 financial year, contributions totalled £8.2 million (including £1.2 million to charities).

     We focus on the big issues, where better communication can really make a difference. For example, more than 8,300 schools and around two million young people have had direct experience of the BT Education Programme, a drama-based campaign helping children to improve their communication skills.

     And we are working with ChildLine on a major new campaign to help ensure that all young people can be heard. At the heart of this campaign is our commitment to help ChildLine answer every one of the 4,000 children who call them every day.

     More information on our non-financial performance can be found at www.bt.com/betterworld  ■

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exercising rigorous financial discipline

Financial discipline is not just about rigorous cost control – it’s also about targeting investment so that it best supports our strategy. We have to make a compelling case for every new investment we make. And we have to continue to do the things we have always done cost effectively, so that we create the scope to do new things as well.

During the past two years, the success of our debt reduction programme enabled us to resume paying dividends to our shareholders, spend money in the pursuit of new, profitable revenue opportunities and invest in the network of the future.

     In the past two years, our debt has been reduced from £27.9 billion as at 31 March 2001 to £9.6 billion as at 31 March 2003, as a result of the sale of non-core assets, such as our stake in Cegetel, and increased cash generation.

     We also achieved greater integration of BT Global Services’ European businesses through product harmonisation, network and customer service centre consolidation and people realignment. And by the end of the 2003 financial year, all major European operations in BT Global Services had become EBITDA (earnings before interest, taxation, depreciation and amortisation) positive.

     As a result of continuing to attract customers by driving up service levels, enhancing the customer experience and learning from the success of packages such as BT Together, we have been able to boost our drive in new-wave markets, specifically those for broadband, mobility, ICT and solutions.

     All parts of BT have rigorous cost reduction targets. Our BT Retail business, for example, is in year two of a £800 million cost transformation programme, and our BT Wholesale business is in the second year of a £650 million cash cost reduction programme. Both programmes are focused on efficiency and working smarter, and both are on track for delivery by 2005.

     And, of course, we have challenging financial targets relating to all the new things we are doing as well ■

14	Report of operations and financial review	BT Annual Review 2003	Table of Contents

Report of operations and financial review

Operating performance

This was a year of strong and sustainable progress from BT. The substantial growth in earnings per share and cash flow reflected the improved operational efficiency of the business. We achieved a significant improvement in customer satisfaction and, with over 936,000 users, broadband is now firmly at the heart of BT.

     Our efficiency programmes are delivering significant savings and we continue to invest in the future of the group. Our strong financial performance demonstrates our ongoing ability to reduce debt, reward our shareholders and invest for the future.

     The following table sets out the group turnover for each of our lines of business.

Group turnover	2003 £m	2002 £m
Years ended 31 March

BT Retail	13,301	12,811
BT Wholesale	11,260	12,256
BT Global Services	5,251	4,472
Other	41	70
Intra-group	(11,126)	(11,162)

Total continuing activities	18,727	18,447
Total discontinued activities	–	2,112

Totals	18,727	20,559

BT Retail

Years ended, or as at, 31 March	2003	2002

Group turnover	£13,301m	£12,811m
Group operating profit	£1,425m	£984m
No. of employees (’000)	50.4	51.2

Note – before goodwill amortisation and exceptional items

BT Retail, the UK’s largest communications service provider, by market share, to the residential and business markets, supplies a wide range of communication products and services, including voice, data, internet and multimedia services, and offers a comprehensive range of managed and packaged communications solutions.

     The 2003 financial year saw revenue growth in the residential market for the first time in a number of years, driven by stable market share, stable customer numbers and growth in national calls.

     From 1 June 2003, our BT Together pricing package will be streamlined and ten million BT Together customers will have the chance to benefit from the abolition of per-minute charging for evening and weekend calls and the creation of a single UK rate.

     During the year, BT Retail’s revenues from new-wave activities grew by 46%.

     In the major business market, during the 2003 financial year, year-on-year growth of 8% was achieved in the outsourcing business; 58% in IP infrastructure and 416% in broadband.

     As at 31 March 2003, BT Openworld, our mass market internet business, had approximately 1.75 million UK consumer and business ISP customers, making it one of the leading internet access providers in the UK.

BT Wholesale

Years ended, or as at, 31 March	2003	2002

Group turnover	£11,260m	£12,256m
Group operating profit	£1,924m	£2,242m
No. of employees (’000)	27.6	29.8

Note – before goodwill amortisation and exceptional items

BT Wholesale provides network services and solutions within the UK, serving over 500 communication companies, fixed and mobile network operators, and service providers. Its network consists of 885 local and trunk processor units, 119 million kilometres of copper wire and six million kilometres of optical fibre.

     As at 31 March 2003, BT Wholesale’s installed base of ADSL lines was around 800,000 – growth of 380% on a year ago and on target to reach one million broadband connections by the summer of 2003. 67% of UK consumers were connected to a broadband-enabled exchange area.

     BT Wholesale is committed to building a 21st century network which meets customers’ needs now and anticipates their future needs as well. This network should lead to longer-term structural cost savings for the business.

BT Global Services

Years ended, or as at, 31 March	2003	2002

Group turnover	£5,251m	£4,472m
Group operating loss	£(427)m	£(353)m
No. of employees (’000)	17.2	16.7

Note – before goodwill amortisation and exceptional items

BT Global Services (formerly BT Ignite) is our managed services and solutions business, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations. Building on our existing relationships with large multi-site organisations in the UK and internationally, BT Global Services provides global reach and a complete range of ICT solutions and services.

     Our extensive communications network and strong strategic partnerships enable us to serve customers in all key commercial centres of Europe, North America and Asia Pacific. In Europe, this network links more than 250 towns and cities across 16 countries back into our UK network, and beyond into the Americas and Asia Pacific.

     BT Global Services won a number of major contracts in the 2003 financial year, including a seven-year contract worth around one billion euros to manage and develop Unilever’s global communications infrastructure.

BT Exact
BT Exact is BT’s centre of excellence in IT and networking technologies. The work undertaken by BT Exact is part of an investment of £380 million in research and development that BT made in the 2003 financial year.

15	Report of operations and financial review	BT Annual Review 2003	Table of Contents

Customer satisfaction
Customer satisfaction is at the heart of our strategy and we have set ourselves a company-wide target of reducing customer dissatisfaction levels by 25% a year. During the 2003 financial year, we beat that target by delivering a 37% reduction in overall customer dissatisfaction.

Our people
At 31 March 2003, BT employed 104,700 people throughout the world, with 96,300 in the UK.

     During the financial year, we invested around £70 million on the training and development of our employees, and achieved a 21% reduction in workplace injuries.

     For the 2003 financial year, we allocated £36 million to provide free shares for our employees under the BT Group Employee Share Investment Plan.

Corporate social responsibility (CSR)
In our view, a well-managed CSR programme supports the delivery of strategy. We normally commit 0.5% of our UK pre-tax profits to direct activities in support of society. Contributions totalled £8.2 million in the 2003 financial year, including £1.2 million to charities.

Statement of business practice
BT’s policy is to achieve best practice in our standards of business integrity in all our operations, in line with our published statement of business practice – The Way We Work.

Financial review

Profit and loss account
Group turnover from continuing activities increased by 2% to £18.7 billion. This reflects strong growth in new-wave businesses and our defence of revenues in the core traditional voice businesses. Total operating profit from continuing activities before goodwill amortisation and exceptional items increased by 12% to £3.0 billion, reflecting cost efficiencies offset by increased leaver costs. Net interest payable before exceptional items was £1.1 billion for the year, an improvement of £0.3 billion, reflecting the reduction in net debt. Earnings per share from continuing activities before goodwill amortisation and exceptional items were 14.2 pence, an increase of 61%.

Balance sheet
The strength of the group balance sheet provides confidence to our customers. Net debt of £9.6 billion is now a third of its peak level of two years ago.

     Fixed assets totalled £16.7 billion, of which £15.9 billion were tangible fixed assets, principally the UK fixed network. The return on capital employed before goodwill amortisation and exceptional items on the average capital employed was maintained at 16%.

Cash flow
Cash inflow from continuing operating activities increased by 20% to £6.0 billion. Capital expenditure of £2.4 billion from continuing activities reduced by 21%, reflecting the continued management focus and tight control. Free cash flow (before acquisitions, disposals and dividends) of £1.7 billion was generated.

Dividend
The Board recommends a final dividend of 4.25 pence per share, amounting to £366 million, taking the full year dividend to 6.5 pence per share. This dividend is covered 2.2 times by earnings. In view of our strong cash generation and success in reducing net debt, in the 2004 financial year we expect dividend cover to reduce further towards the 2 times target that we set last year.

Auditors’ statement

Auditors’ statement to the members of BT Group plc
We have examined the summary financial statement set out on pages 14 to 19 and the directors’ remuneration disclosures on page 21.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the summarised annual report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the BT Group annual review with the annual financial statements, the directors’ report and the directors’ remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, “The auditors’ statement on the summary financial statement” issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the full annual financial statements, the directors’ report and the directors’ remuneration report of BT Group plc for the year ended 31 March 2003 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
21 May 2003.

The auditors’ report on the full annual accounts for the year ended 31 March 2003 is unqualified and does not contain any statement concerning accounting records or failure to obtain necessary information and explanations.

16	Summary financial statement	BT Annual Review 2003	Table of Contents

Summary financial statement
at 31 March 2003

Summary group profit and loss account
for the year ended 31 March 2003

	Before goodwill amortisation and exceptional items 2003 £m	Goodwill amortisation and exceptional items(a) 2003 £m	Total 2003 £m	Total (b) 2002 £m

Total turnover	20,182	–	20,182	24,642
Less group’s share of ventures’ turnover,
excluding trading between group and
principal joint venture	(1,455)	–	(1,455)	(4,083)

Group turnover	18,727	–	18,727	20,559

Group operating profit (loss)	2,790	(218)	2,572	(479)
Group’s share of operating profit (loss)
of ventures	181	148	329	(1,381)
Total operating profit (loss)	2,971	(70)	2,901	(1,860)
Profit on sale of fixed asset investments
and group undertakings	–	1,691	1,691	4,389
Profit on sale of property fixed assets	11	–	11	1,089
Amounts written off investments	(7)	–	(7)	(535)
Net interest payable	(1,146)	(293)	(1,439)	(1,622)

Profit before taxation	1,829	1,328	3,157	1,461
Taxation	(598)	139	(459)	(443)

Profit after taxation	1,231	1,467	2,698	1,018
Minority interests	(5)	(7)	(12)	(23)

Profit for the financial year	1,226	1,460	2,686	995
Dividends (c)			(560)	(173)

Retained profit			2,126	822

Earnings per share			31.2p	12.0p
Dividends per share			6.5p	2.0p

Total operating profit from continuing activities before goodwill amortisation and exceptional items			2,971	2,663
Earnings per share from continuing activities before goodwill amortisation and exceptional items			14.2p	8.8p

(a) Includes goodwill amortisation of £22 million and net exceptional profits of £1,350 million before taxation and minority interests. These net exceptional profits relate principally to the net profit on sale of our stake in Cegetel of £1,216 million and the release of exit related cost provisions of £150 million, offset by a charge of £198 million relating to property rationalisation costs.

(b) Includes goodwill amortisation of £405 million and net exceptional profits of £753 million before taxation and minority interests. These net exceptional profits relate principally to the net profit on disposal of discontinued activities of £4,368 million and the sale of property fixed assets of £900 million. These profits were principally offset by goodwill and asset impairments and exit related costs of £4,027 million.

(c) In addition to the cash dividend for the year ended 31 March 2002 of £173 million there was a demerger distribution of £19,490 million, representing the net assets of mmO2 at the date of demerger.

Total turnover
Products and services sold to customers by BT, together with our share of our ventures’ sales.

Net interest payable
Interest paid on borrowings less interest received on short term investments.

Earnings per share
Our profit for the financial year divided by the average number of shares in issue during the period.

This summary financial statement was approved by the Board on 21 May 2003 and was signed on its behalf by:

Sir Christopher Bland
Chairman

Ben Verwaayen
Chief Executive

Ian Livingston
Group Finance Director

17	Summary financial statement	BT Annual Review 2003	Table of Contents

Summary group balance sheet
at 31 March 2003

	2003 £m	2002 £m

Fixed assets	16,661	17,551

Current assets	11,556	10,122
Creditors: amounts falling due within one year	(9,680)	(9,390)

Net current assets	1,876	732

Total assets less current liabilities	18,537	18,283

Creditors: amounts falling due after one year	13,456	16,245
Provisions for liabilities and charges	2,376	2,324
Minority interests	63	72
Capital and reserves (d)	2,642	(358)

	18,537	18,283

(d) BT Group plc, the company, had capital and reserves at 31 March 2003 of £10 billion.

Summary group cash flow statement
for the year ended 31 March 2003

	2003	2002
	£m	£m

Net cash inflow from operating activities	6,023	5,257
Dividends from associates and joint ventures	6	2
Returns on investments and servicing of finance	(1,506)	(1,695)
Taxation paid	(434)	(562)
Capital expenditure and financial investment	(2,381)	(1,354)
Acquisitions and disposals	2,842	5,785
Equity dividends paid	(367)	–

Cash inflow before management of liquid resources and financing	4,183	7,433
Management of liquid resources	(1,729)	(1,864)
Financing	(2,473)	(5,479)

(Decrease) increase in cash in the year	(19)	90
Decrease in net debt in the year	4,225	13,930

Fixed assets
This is mainly exchange and network equipment, property and similar items which we own and use to run our business, goodwill and investments.

Current assets
Principally, amounts which we have billed our customers but not yet received and short term investments.

Creditors: amounts falling due after one year
Money borrowed on a long term basis to fund our operations.

Provisions for liabilities and charges
Amounts set aside for liabilities that are not yet certain.

Net cash inflow from operating activities
Cash receipts less payments from the group’s operating activities.

Capital expenditure and financial investment
Cash receipts less payments from the purchase and sale of fixed assets and investments.

Financing
Cash receipts less payments arising from loan advances or repayments (not interest) and the issue of shares.

Important note
This summary financial statement does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the company or the group and of their policies and arrangements concerning directors’ remuneration as would be provided by the full Annual Report. Shareholders who would like more detailed information may obtain a copy of the full Annual Report for 2003 and/or future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 100 4141 (+44 121 433 4404 from outside the UK) or can view it online at www.bt.com/investorcentre.

Forward-looking statements
Please see the cautionary statement regarding forward-looking statements in the BT Group plc Annual Report and Form 20-F 2003.

18	Board of directors	BT Annual Review 2003	Table of Contents

Board of directors

Sir Christopher Bland
Chairman
Appointed to the Board as Chairman on 1 May 2001. Sir Christopher was chairman of the BBC from 1996 to 2001. He became a non-executive director of LWT Holdings in 1982 and was chairman from 1983 to 1994, when LWT was acquired by the Granada Group. Sir Christopher is a former chairman of a NHS hospital trust. Aged 64. Other appointments: senior adviser at Warburg Pincus.
D* E* F

Ben Verwaayen
Chief Executive
Ben Verwaayen, a Dutch national, was appointed to the Board on 14 January 2002 and became Chief Executive on 1 February 2002. He was formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999. Aged 51. Other appointments: member of the advisory council of ING.
A*

Dr Paul Reynolds
Chief Executive, BT Wholesale
Paul Reynolds was appointed to the Board on 19 November 2001. He has held a number of senior positions in BT, including Director of Multimedia and Managing Director of Networks and Information Services. Aged 46.
A

Andy Green
Chief Executive, BT Global Services
Andy Green was appointed to the Board on 19 November 2001. He has held a number of senior positions in BT, including Chief Executive of BT Openworld and Group Director of Strategy and Development. Aged 47.
A

Pierre Danon
Chief Executive, BT Retail
Pierre Danon, a French national, was appointed to the Board on 19 November 2001. From 1981 to 2000, he worked for Rank Xerox, latterly as president of Xerox Europe. Aged 47. Other appointments: non-executive director of Hays plc.
A

Ian Livingston
Group Finance Director
Ian Livingston, a Chartered Accountant, was appointed Group Finance Director in April 2002. He was formerly group finance director of Dixons Group and a director of Freeserve from its inception. Aged 38. Other appointments: becomes a non-executive director of Hilton Group from 1 June 2003.
A F

Non-executive directors

Sir Anthony Greener
Deputy Chairman
Sir Anthony Greener was appointed to the Board on 1 October 2000. He is Deputy Chairman and chairman of the Audit and Remuneration Committees. He was formerly chairman of Diageo. Aged 62. Other appointments: chairman of University for Industry (learndirect) and the Qualifications and Curriculum Authority; non-executive director of Robert Mondavi Corporation.
B*C*D

Louis R Hughes
Louis Hughes, a US national, joined the Board on 1 January 2000. He is non-executive chairman of Maxager Technology Inc. (USA). Previous roles include president and chief operating officer of Lockheed Martin Corporation and executive vice president of General Motors. Aged 54. Other appointments: non-executive director of AB Electrolux (Sweden), Sulzer AG and ABB Ltd (both Switzerland).
B C

Maarten van den Bergh
Maarten van den Bergh, a Dutch national, was appointed to the Board on 1 September 2000. He retired in 2000 as president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors. Aged 61. Other appointments: chairman of Lloyds TSB Group; non-executive director of British Airways and Royal Dutch Petroleum Company.
B C D F*

John Nelson
John Nelson, a Chartered Accountant, was appointed to the Board on 14 January 2002. He retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. Prior to joining CSFB in January 1999, he was vice chairman of Lazard Brothers from 1990. Aged 55. Other appointments: deputy chairman of Kingfisher.
B D F

The Rt. Hon. Baroness Jay of Paddington PC
Margaret Jay was appointed to the Board on 14 January 2002. She was formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women, and Minister of State at the Department of Health. Aged 63. Other appointments: non-executive director of Independent News & Media UK; chairman of the Overseas Development Institute.
C E

Carl G Symon
Carl Symon, a US national, was appointed to the Board on 14 January 2002. He is managing director, global business development, DiamondCluster International Inc., having formerly been chairman and chief executive of IBM UK. Aged 57. Other appointments: non-executive director of Rolls-Royce; vice chairman of Cross Atlantic Capital Partners.
B C

Clayton Brendish
Clay Brendish was appointed to the Board on 1 September 2002. He retired in 2001 as executive deputy chairman of CMG, having joined its board when it acquired Admiral, of which he was co-founder and executive chairman. Aged 56. Other appointments: non-executive chairman of Beacon Investment Fund; non-executive director of Elexon and Herald Investment Trust; trustee of Economist Newspapers and Foundation for Liver Research.
B E

Key to membership of Board committees
A	Operating
B	Audit
C	Remuneration
D	Nominating
E	Community Support
F	Pension Scheme Performance Review Group
*	Chairs committee

19	Summary directors’ report and corporate governance	BT Annual Review 2003	Table of Contents

Summary directors’ report

Principal activities
BT is one of Europe’s leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, we serve over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators. BT consists principally of three lines of business: BT Retail, BT Wholesale and BT Global Services. Details of our businesses and performance are given on pages 14 and 15 of this Annual Review and summary financial statement.

Dividends
An interim dividend of 2.25 pence per share (2002: nil) was paid on 10 February 2003. The directors recommend a final dividend of 4.25 pence per share (2002: 2.0p) to be paid on 8 September 2003 to shareholders on the register at the close of business on 8 August 2003. This makes a total dividend for the year of 6.5 pence per share (2002: 2.0p).

Directors
Details of the current members of the Board are shown on page 18. All served throughout the financial year, with the exception of Ian Livingston and Clayton Brendish, who joined the Board on 8 April and 1 September 2002, respectively. In addition, Philip Hampton served as a director until his retirement on 30 April 2002.

    Sir Anthony Greener, Louis Hughes and Maarten van den Bergh retire from the Board by rotation. Being eligible, they offer themselves for re-election at the Annual General Meeting. Sir Anthony Greener and Maarten van den Bergh’s contracts are terminable by either party on 12 months’ notice after the initial period. Louis Hughes’s contract is terminable on three months’ notice.

Annual General Meeting
The Notice of the Annual General Meeting to be held at 10.30 am in Barbican Hall at the Barbican Centre, London on 16 July 2003 is contained in a circular, which is sent to shareholders with this Review.

Corporate governance

BT’s policy is to achieve best practice in our standards of business integrity for all our operations. This includes a commitment to maintaining the highest standards of corporate governance throughout the group. The directors consider that BT has, throughout the year, complied with the provisions of the Combined Code on Corporate Governance published by the UK Listing Authority.

Board and committee structure
The Board, which operates as a single team, is made up currently of the part-time Chairman, five executive and seven independent non-executive directors. It meets every month, except in August. Its principal focus is the overall strategic direction, development and control of the group.

     The non-executive directors provide a strong independent element on the Board. Sir Anthony Greener, the Deputy Chairman, is the senior independent director. The non-executive directors bring experience and independent judgement, gained at the most senior levels, of international business operations and strategy, marketing, technology, communications and political and international affairs.

     The principal Board committees are the:

Audit Committee*

Remuneration Committee*

Nominating Committee

Operating Committee

*Comprising solely independent non-executive directors.

Internal control and risk management
The Board is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatements or loss.

     Risk assessment and evaluation takes place as an integral part of the group’s annual strategic planning cycle. The group has a detailed risk management process which identifies the key risks facing the group and each business unit. These processes have been in place for the whole of the 2003 financial year and have continued up to the date on which this document was approved.

Going concern
The company’s financial statements for the year ended 31 March 2003 have been prepared on a going concern basis as, after making appropriate enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future.

20	Summary report on directors’ remuneration	BT Annual Review 2003	Table of Contents

Summary report on directors’ remuneration

Introduction
This is a summary of the full Report on directors’ remuneration in the Annual Report and Form 20-F 2003, a copy of which is available on request or at www.bt.com/investorcentre. The full report will be voted on at the 2003 Annual General Meeting.

Remuneration Committee
The Remuneration Committee sets the remuneration policy and individual packages for the Chairman, executive directors, members of the Operating Committee and other senior executives reporting to the Chief Executive. It also approves changes in the company’s long-term incentive plans, recommends to the Board those plans which require shareholder approval and oversees their operation.

Remuneration policy for executives
BT’s executive remuneration policy is to reward employees competitively, taking into account individual and company performance, market comparisons and the competitive pressures in the information and communications technology industry.

     The strategy for executive pay, in general terms, is for base salaries to be positioned around the mid-market, with total direct compensation (basic salary, annual bonus and the value of any long-term incentives) to be at the upper quartile only for sustained and excellent performance.

Main components of remuneration
Executive benefits packages comprise a mix of performance-related and non-performance-related remuneration, as follows:

Basic salary
This is reviewed annually. Basic salaries remained unchanged during the 2003 financial year and the Committee decided that there should be no increase in base pay for the 2004 financial year.

Performance-related remuneration

■	annual bonus – the annual bonus plan is designed to reward the achievement of results against set objectives. Targets, set at the beginning of the 2003 financial year for each objective, were based on earnings per share, cash flow and customer satisfaction.
■	deferred bonus – awards in the form of BT shares granted under the Deferred Bonus Plan are linked to the value of the executive’s annual bonus. The shares are held in trust for three years.
■	long-term incentives – the BT Equity Incentive Portfolio is designed to ensure that equity participation is a significant part of overall remuneration. It comprises:

share options – options granted in the 2003 financial year will be exercisable in three years only if a performance target relating to total shareholder return (TSR) is met. At the end of the three-year period, BT’s TSR performance must be in the upper quartile of FTSE 100 companies for the options to be fully exercisable.

incentive shares – no award of incentive shares was made in the 2003 financial year.

retention shares – these are granted in exceptional circumstances to help recruit or retain individuals with critical skills.

     See the tables below for details of directors’ remuneration and interests in shares.

Pension arrangements
Pensions are based on salary alone – bonuses, other benefits and long-term incentives are excluded.

     Executive directors and most other senior executives who joined the company prior to 1 April 2001 receive pension benefits of one-thirtieth of final salary for each year of service. Those with longer BT service have undertakings of pension benefits of two-thirds of final salary payable at normal retirement age.

     Retirement provision for executive directors and other senior executives who joined BT after 31 March 2001 is generally made on a defined contribution basis – the company agrees to pay a fixed percentage (typically 20-30%) of the executive’s salary each year towards the provision of retirement benefits.

Other benefits
Other benefits include some or all of company car, health insurance in the event of permanent incapacity, personal telecommunications facilities, medical and dental cover, and financial counselling.

BT’s total shareholder return (TSR) performance

1 April 1998 = 100. Source: Datastream
The graph shows our TSR performance (adjusted for the rights issue and demerger of our mobile business in the 2002 financial year) relative to the FTSE 100.

21	Summary report on directors’ remuneration	BT Annual Review 2003	Table of Contents

Directors’ remuneration

The remuneration of the directors for the year ended 31 March 2003 and the benefits received under the long-term incentive plans were, in summary, as follows:

Total 2003 £’000

Salaries (includes amounts in note (2) below)	3,212
Performance-related and special bonus	2,309
Deferred bonus in shares	1,484
Other benefits	644

7,649
Payments to non-executive directors	294

Total emoluments (excludes amounts in note (4) below)	7,943

Gain on the exercise of share options	–
Value of shares vested under the Executive Share Plans	411

Retirement benefits are accruing to three directors under defined contribution arrangements and to three directors under a defined benefit scheme.

Pensions
Sir Christopher Bland is not a member of any of the company’s pension schemes but the company matches his contributions, up to 10% of the earnings cap, to a personal pension plan. B Verwaayen and I Livingston are not members of any of the company’s pension schemes but the company has agreed to pay an amount equal to 20% and 30% of salary, respectively, towards pension provision. The aggregate value of contributions paid, or treated as paid, to defined contribution schemes in the 2003 financial year was £53,460. P Danon, A Green and P Reynolds are members of the BT Pension Scheme. As he is subject to the earnings cap, the company has agreed to increase P Danon’s benefits by means of a non-approved, unfunded arrangement. Additional days of pensionable service are being purchased for A Green and P Reynolds to bring their pensionable service at age 60 up to 40 years.

	Basic salary and fees £’000	Annual bonus £’000	Benefits excluding pension £’000	Sub-total £’000	Other (2)(3)(4) £’000	Total 2003 £’000

Sir Christopher Bland	500	–	12	512	–	512

B Verwaayen(1)(2)	700	849	485	2,034	140	2,174

P Danon(1)	450	338	41	829	–	829

A Green(1)	425	306	30	761	–	761

I Livingston(1)(2)(3)	445	338	27	810	306	1,116

Dr P Reynolds(1)	400	288	44	732	–	732

Sir Anthony Greener	90	–	–	90	–	90

M van den Bergh	40	–	–	40	–	40

C Brendish	20	–	–	20	–	20

L R Hughes	37	–	–	37	–	37

Baroness Jay	35	–	–	35	–	35

J F Nelson	35	–	–	35	–	35

C G Symon	37	–	–	37	–	37

P Hampton(4)	36	–	5	41	242	283

	3,250	2,119	644	6,013	688	6,701(1)

Notes
(1)	In addition, deferred bonuses payable in shares in three years’ time were awarded to B Verwaayen (£849,000), P Danon (£169,000), A Green (£153,000), I Livingston (£169,000) and P Reynolds (£144,000).
(2)	Part of the pension allowance of 20% of salary for B Verwaayen (£140,000) and 30% of salary for I Livingston (£116,000) was paid to them direct.
(3)	I Livingston received the sum of £190,000 in lieu of the bonus to which he would have been entitled had he remained with his previous employer.
(4)	On the terms of his leaving the company on 30 April 2002, a termination payment of £217,500 was made to P Hampton, equivalent to the balance of the initial period of his service contract, together with a sum of £9,000 in respect of benefits for that period. He also received £15,500 in lieu of holiday entitlement.

Summary of directors’ interests in shares and share plans
as at 31 March 2003

	Beneficial shareholdings(a)	Number of shares under option(b)	Share awards(c)	Retention shares(d)	Deferred bonus awards(e)

Sir Christopher Bland	673,876	314,244	318,308	–	–

B Verwaayen	387,876	2,618,451	–	799,754	76,996

P Danon	61,228	962,580	278,897	53,253	98,275

A Green	85,729	912,005	341,144	–	106,757

I Livingston	110,444	969,870	–	618,093	–

Dr P Reynolds	43,223	860,175	219,354	–	82,822

Sir Anthony Greener	11,167	–	–	–	–

M van den Bergh	4,800	–	–	–	–

C Brendish	10,920	–	–	–	–

L R Hughes	6,800	–	–	–	–

Baroness Jay	5,572	–	–	–	–

J F Nelson	50,000	–	–	–	–

C G Symon	10,069	–	–	–	–

	1,461,704	6,637,325	1,157,703	1,471,100	364,850

Executive directors are also able to participate in BT’s all-employee share investment plan.
Notes
(a)	Beneficial shareholdings include shares held in the director’s own name or by close family members.
(b)	Options granted under the Global Share Option Plan are normally exercisable in full between the third and tenth anniversaries of their date of grant only if a corporate performance target has been met. Option prices range between 187p and 318p.
(c)	Share awards granted under the Incentive Share Plan and the Executive Share Plan vest in full after three, or five, years only if a corporate performance target has been met.
(d)	Retention shares are used as a recruitment and retention tool. They are held in trust for up to three years and are transferred to participants, if they are still employed by the company.
(e)	Awards of shares are linked to the value of annual bonuses. The shares are held in trust for three years and are transferred to participants, if they are still employed by the company.

Shareholder information

Electronic communication
Increasingly, shareholders are discovering the convenience of using the internet and e-mail to find out about their shareholdings and about BT.

Internet
There’s a wealth of constantly updated information about BT at www.bt.com, and our Investor Centre at www.bt.com/investorcentre has information of particular interest to our shareholders.

Annual Review online
Using Lloyds TSB Registrars’ Shareview service, you can now choose to receive shareholder publications, including the Annual Review, electronically – rather than by post. Instead, you’ll receive an e-mail alert each time we place a new publication for shareholders on our website.

Shareview
Shareview enables you to:

■	access your shareholdings and see any recent sales, purchases or transfers
■	build and manage a full portfolio of your shares online
■	obtain indicative prices for your shares
■	appoint a proxy to represent you at company meetings.

Registering with Shareview is easy and there is no registration fee.
Simply:

1.	Access www.shareview.co.uk
2.	Click on “Create a portfolio” and complete the on-screen registration process. You will need your shareholder account number, which is shown on the enclosed proxy card and also on your share certificate(s). You will be asked to choose a secret PIN.
3.	Once you have registered, you will be sent a user ID by post. You can then use your user ID and PIN to get secure access to Shareview whenever you like.

ShareholderPlus
To encourage more shareholders to sign up for electronic communication, we have launched ShareholderPlus, a scheme offering discounts on products and services from BT and a range of partner companies.

If you want to take advantage of these special arrangements but have not yet signed up for e-communication, please either go to www.bt.com/signup and follow the online instructions, or call Freefone 0808 100 4141 and talk to one of our helpline operators. You will need to have your shareholder account number with you.

If you have already signed up for e-communication and now wish to sample the benefits of ShareholderPlus and take advantage of these special arrangements, please go to www.bt.com/shareholderplus.

Shareholder enquiries
As well as e-communication, there are a number of other ways in which you can find out about BT and your shareholding. Full details are given on the shareholder information pages of the 2003 Notice of Annual General Meeting, which is enclosed with this Annual Review.

For general enquiries, please contact the Shareholder Helpline on Freefone 0808 100 4141 (+44 121 433 4404 from outside the UK) or by e-mail at bt@lloydstsb-registrars.co.uk.

Consumer services Further information about the services for residential customers featured in this Review is available as follows:
■	BT Together – Dial 0800 800 150 or visit www.bt.com/together
■	BT Broadband – Dial 0800 800 060 or visit www.bt.com/btbroadband
■	BT Openworld internet access services – visit www.btopenworld.com/broadband
■	BT Home Computing – Dial 0800 800 832 or visit www.bt.com/homecomputing

Information on the services we offer is regularly enclosed with the phone bill.

Business services
For more information on business services and solutions, contact us on 0800 400 400 or visit www.bt.com/business.

Special needs
An audio cassette version of this Annual Review has been produced for shareholders with special needs. To obtain a copy of this cassette, which also contains extracts from the 2003 Notice of Annual General Meeting, please contact the Shareholder Helpline (see above).

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Designed by Pauffley
Printed in England by Pindar plc

Printed on paper which meets international environmental standards.

www.bt.com

Notice of Annual General Meeting 2003
10.30 am 16 July 2003
Barbican Hall, Barbican Centre, London

notice of
AGM

Dear Shareholder

I have pleasure in sending you the Notice of this year’s Annual General Meeting for shareholders of BT Group, which will be held in London on Wednesday 16 July 2003.

     Following a recent change in legislation, we are asking shareholders to vote on the full Report on directors’ remuneration at this year’s Annual General Meeting. We have included a summary of that Report on pages 20 and 21 of our Annual Review, which accompanies this Notice. At last year’s AGM, and in line with good corporate governance, shareholders were asked to vote on the remuneration policy.

     We are also asking shareholders to renew the authority for British Telecommunications plc to make donations to EU political organisations (which includes UK political parties). The Company’s policy remains that no company in the group will make cash contributions to support any political party. This resolution will not change that policy. It is needed only so that we may continue those normal contacts with politicians and other people in the political world which are necessary to ensure BT’s views and capabilities are known. Since 2001, these have been defined as political donations under UK law. Our policy is to seek to renew this authority annually.

     Even if you are not able to come to the meeting in person, your vote is still important and I would urge you, regardless of the number of shares you own, to complete, sign and return the accompanying form of proxy. Alternatively, shareholders may register their proxy appointment and voting instructions electronically over the internet, or by telephone or fax.

     If you intend coming to this year’s meeting, please return the AGM Intention to Attend card. I look forward to seeing you in London.

Electronic communication
You can now receive all your shareholder communications electronically, rather than in paper form. For details of how you may sign up for this facility, please see the back cover of this Notice.

Yours sincerely

Sir Christopher Bland
Chairman
21 May 2003

Notice of Meeting

The 2003 Annual General Meeting of BT Group plc will be held in Barbican Hall at the Barbican Centre, Silk Street, London EC2Y 8DS on Wednesday 16 July 2003 at 10.30 am to consider the following:

Ordinary business
Resolution 1
That the accounts and reports of the directors and the auditors for the year ended 31 March 2003 be received.

The directors are required to present to the meeting the accounts, and the reports of the directors and auditors, for the year ended 31 March 2003. These are contained in the Company’s Annual Report.

Resolution 2
That the directors’ remuneration report for the year ended 31 March 2003 be approved.

The Directors’ Remuneration Report Regulations 2002 require companies to ask shareholders to vote on the report on directors’ remuneration. A summary of the report is included in the Annual Review, which accompanies this Notice. A copy of the full report, contained in the Annual Report, is sent to shareholders if requested or can be viewed on the Company’s website (see ‘‘Electronic communication’’ on page 12).

Resolution 3
That the final dividend of 4.25 pence per share recommended by the directors be declared payable on 8 September 2003 to holders of ordinary shares registered at the close of business on 8 August 2003.

The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4 to 6: re-election of directors
The Company’s articles of association (‘‘articles’’) require all directors to retire and be re-elected every three years at an Annual General Meeting in compliance with the Combined Code published by the UK Listing Authority. In the interests of good corporate governance, the Board has asked three directors to retire by rotation at this year’s meeting, even though they do not have to do so under the articles. This is because all of the directors were appointed to the Board of BT Group plc (‘‘BT’’) within the past two years.

     Information about the three directors who are proposed by the Board for re-election is given below each resolution.

Resolution 4
That Sir Anthony Greener be re-elected as a director.
Sir Anthony Greener was appointed to the BT Board on 1 October 2000. He was appointed Joint Deputy Chairman and chairman of the Audit Committee on 1 January 2001. He became Deputy Chairman and chairman of the Remuneration Committee on 18 July 2001 and is also a member of the Nominating Committee. Sir Anthony is chairman of University for Industry (learndirect) and the Qualifications and Curriculum Authority and a non-executive director of Robert Mondavi Corporation. He was formerly chairman of Diageo. Prior to the merger of Guinness and Grand Metropolitan, he was chairman and chief executive of Guinness, having been chief executive of Guinness since 1992. Aged 62.

Resolution 5
That Louis Hughes be re-elected as a director.
Louis Hughes joined the BT Board on 1 January 2000 and is a member of the Audit and Remuneration Committees. He is non-executive chairman of Maxager Technology Inc. (USA). He was formerly president and chief operating officer of Lockheed Martin Corporation and previously executive vice president of General Motors. Louis Hughes is a non-executive director of AB Electrolux (Sweden) and Sulzer AG and ABB Limited (both Switzerland). From 1993 to 2000, he was a member of the supervisory board of Deutsche Bank. A US national, he is aged 54.

Resolution 6
That Maarten van den Bergh be re-elected as a director.
Maarten van den Bergh was appointed to the BT Board on 1 September 2000. He chairs the Pension Scheme Performance Review Group and is a member of the Audit, Remuneration and Nominating Committees. He is chairman of Lloyds TSB Group and a non-executive director of Royal Dutch Petroleum Company and British Airways. Prior to his retirement in July 2000, Maarten van den Bergh was president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors from July 1998, having been appointed a managing director of the Royal Dutch Shell Group of companies in July 1992. A Dutch national, he is aged 61.

Resolution 7: election of director
The articles of association require any director appointed by the Board to retire at the Annual General Meeting following appointment.

Resolution 7
That Clayton Brendish be elected as a director.
The director proposed by the Board for election is Clayton Brendish, who was appointed to the Board on
1 September 2002 and is a member of the Audit and Community Support Committees. He is non-executive chairman of Beacon Investment Fund and a non-executive director of Elexon and Herald Investment Trust. He is also a trustee of Economist Newspapers and the Foundation for Liver Research and a council member of City University of London. Prior to his retirement in May 2001, Clayton Brendish was executive deputy chairman of CMG having joined the Board when it acquired Admiral. Clayton Brendish was co-founder and executive chairman of Admiral, incorporated in 1979. He also acted as an advisor to the Government on the efficiency of the Civil Service, working as an advisor to the Chancellor of the Duchy of Lancaster and the Office of Public Services on their respective Next Steps Agencies. Aged 56.

BT annual general meeting 3

Notice of Meeting

Special business

The following two resolutions will be proposed as ordinary resolutions.

Resolution 8
That PricewaterhouseCoopers LLP be reappointed auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be fixed by the directors.

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as the Company’s auditors, and the directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation. This resolution proposes the reappointment of PricewaterhouseCoopers LLP as auditors and, in accordance with standard practice, gives authority to the directors to determine their remuneration.

     Special notice of the resolution proposing the reappointment of PricewaterhouseCoopers LLP has been received by the Company in accordance with the Companies Act 1985.

Resolution 9
That the authority and power conferred on the directors in relation to the Section 80 Amount by Article 74 of the Company’s articles of association be renewed until 15 October 2004, and for that period the Section 80 Amount shall be £143 million.

Under the Companies Act 1985 (Section 80), the directors of a company may allot unissued shares only if authorised to do so. The articles give a general authority to the directors to allot unissued shares, but that authority is subject to renewal by shareholders. Passing this resolution will continue the directors’ flexibility to act in the best interests of shareholders, when opportunities arise, by issuing new shares.

     The directors will be able to issue new shares up to a nominal value of £143 million (the Section 80 Amount), which is equal to approximately 33% of the issued share capital of the Company as at the date of this Notice.

The following two resolutions will be proposed as special resolutions.

Resolution 10
That the authority and power conferred on the directors by Article 74 of the Company’s articles of association be renewed until 15 October 2004, and for that period the Section 89 Amount shall be £21 million.

If shares are to be allotted for cash, the Companies Act 1985 (Section 89) requires those shares to be offered first to existing shareholders in proportion to the number of shares they hold at the time of the offer. However, it may sometimes be in the interests of the Company for the directors to allot shares other than to shareholders in proportion to their existing holdings.

     The articles give the following general authorities to the Board, which are subject to renewal by shareholders:

■	to allot shares in connection with a rights issue – defined (in summary) as an offer of equity securities to shareholders which is open for a period decided by the Board, subject to any limits or restrictions which the Board thinks are necessary or appropriate; and
■	for allotments of shares not in connection with a rights issue – so that the pre-emption requirement does not apply to allotments of shares for cash up to a specific amount.

This resolution would allow the directors to allot shares for cash only:

■	up to a nominal value of £21 million (the Section 89 Amount), which is approximately 5% of the Company’s issued share capital as at the date of this Notice; or
■	in a rights issue as defined in the articles (see above).

This means that the interests of existing shareholders are protected. If a share issue is not a rights issue, the proportionate interest of existing shareholders could not, without their agreement, be reduced by more than 5% by the issue of new shares for cash to new shareholders by reference to the issued share capital at the date of this Notice.

     There are no current plans to allot shares except in connection with the employee share schemes.

     When the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the ‘‘Regulations’’) come into force, the requirements of the Companies Act 1985 (Section 89), outlined above, will also apply to the sale by the Company of any shares it holds as treasury shares under the Regulations. These requirements may be similarly disapplied by shareholders. The authority sought and limits set by Resolution 10 will then apply also to a sale of treasury shares. (Treasury shares and the Regulations are explained more fully in the notes to Resolution 11).

     The authorities sought by Resolutions 9 and 10 will last for 15 months until 15 October 2004, although the directors intend to seek renewal of these powers at each Annual General Meeting.

4 BT annual general meeting

Notice of Meeting

Resolution 11
That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of shares of 5p each in the Company, subject to the following conditions:

a)	the maximum number of shares which may be purchased is 867 million shares;
b)	the minimum price which may be paid for each share is 5p;
c)	the maximum price which may be paid for each share is an amount equal to 105% of the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and
d)	this authority will expire at the close of the Annual General Meeting of the Company held in 2004 or, if earlier, 15 October 2004 (except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry).

The directors believe that it is helpful for the Company to continue to have the flexibility to buy its own shares and this resolution seeks authority from shareholders to do so.

     This resolution would renew the 2002 authority, which was in similar terms, and would be limited to 867 million ordinary shares, representing 10% of the issued share capital at the date of this Notice.

     The minimum and maximum prices to be paid for the shares are stated in the resolution. Under current law, any shares purchased in this way would be cancelled and the number of shares in issue would be reduced accordingly. The directors would only exercise this authority after considering the benefits for shareholders generally. The purchase of shares by the Company under this authority would be effected by a purchase in the market. It should not be confused with any share dealing facilities that may be offered to shareholders by the Company from time to time.

     The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 will come into force on 1 December 2003. The Regulations will allow shares purchased by the Company out of distributable profits to be held as treasury shares, which may then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share schemes. The authority sought by this resolution is intended to apply equally to shares to be held by the Company as treasury shares in accordance with the Regulations. The UK Listing Authority is consulting on the changes that need to be made to the Listing Rules to take account of the introduction of treasury shares.

     The authority sought by this resolution will end by 15 October 2004, although the directors intend to seek renewal of this power at each Annual General Meeting.

     As of 16 May 2003, there were options outstanding over 233 million shares (of which options over 148 million shares were in respect of options granted under the Sharesave schemes), representing 2.7% of the Company’s issued share capital. If the authority given by this resolution were to be fully used, these would represent 3% of the Company’s issued share capital. There are no warrants outstanding.

The following resolution will be proposed as an ordinary resolution.

Resolution 12
That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make donations to EU political organisations, not exceeding £100,000 in total, during the period beginning with the date of the 2003 Annual General Meeting and ending at the conclusion of the day on which the 2004 Annual General Meeting is held.

The Companies Act 1985 requires companies to obtain shareholder authority before they can make donations to EU political organisations (which includes UK political parties). The definition of political donations used in the Act is very broad and, as a result, it covers activities that form part of normal relationships between British Telecommunications plc (BT) and the political machinery. These activities are not designed to support any political party nor to influence public support for a particular party and would not be thought of as political donations in the ordinary sense of those words. They are entirely non-political in nature and are designed so that BT can make MPs and others aware of key industry issues and matters affecting the Company. In the year to 31 March 2003 BT spent £48,788, split more or less evenly between the major national UK political parties.

     BT Group’s policy is that it does not, directly or through BT or any other subsidiary, make what are commonly regarded as donations to any political party. The authority we are requesting from shareholders is not designed to change that policy. It will, however, ensure that BT acts within the provisions of the current UK law when carrying out the above activities.

BT annual general meeting 5

Notice of Meeting

     Only shareholders on the Register of Members at 6.00 pm on 14 July 2003 are entitled to attend and vote.

     A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to vote on his or her behalf.

     A proxy need not be a shareholder of the Company.

     On a poll, the number of shares held by each shareholder at 6.00 pm on 14 July 2003 will determine the number of votes that the shareholder may cast.

By order of the Board

Larry Stone
Secretary
81 Newgate Street, London EC1A 7AJ
21 May 2003

Documents
The following documentation, which is available for inspection during business hours at the registered office of the Company on any weekday (public holidays excluded), will also be available for inspection at the place of the Annual General Meeting from 9.30 am on the day of the meeting until the conclusion of the meeting:

a)	the register of interests of directors (and their families) in the share capital of the Company;
b)	copies of all service contracts and contracts of appointment between the directors and the Company; and
c)	printed copies of this Notice and the documentation made available to shareholders using electronic communication, including the 2003 reports and accounts.

Your directors believe that the proposals in Resolutions 1 to 12 are in the best interests of both the Company and its shareholders. Accordingly, the directors unanimously recommend that you vote in favour of all these resolutions, as they intend to do in respect of their own beneficial holdings.

6 BT annual general meeting

AGM Information

You have the right to attend, speak and vote at the Annual General Meeting if you are on the BT Group share register at 6.00 pm on 14 July 2003.

     If you are not attending the meeting, you may appoint someone else as your ‘‘proxy’’. The number of shares you hold as at the above register deadline will determine how many votes you or your proxy will have in the event of a poll.

Time and place of meeting

The 2003 AGM will be held on Wednesday, 16 July in Barbican Hall at the Barbican Centre, Silk Street, London EC2Y 8DS. The doors will open at 9.30 am and the meeting will start promptly at 10.30 am.

If you are coming to the meeting

If you were sent an AGM Intention to Attend Card, please sign and return it. You do not need a stamp if posting the card within the UK, even if you are returning it in an envelope. Instead, you could call the number given for appointing proxies by telephone on page 8 to register your intention to attend. You will then be sent a leaflet giving further details about the arrangements for the meeting and how to get there.

Admission Card/Form of Proxy

Please keep and bring with you the accompanying dual-purpose Admission Card/Form of Proxy. It will authenticate your right to attend, speak and vote and will speed your admission. You will need to keep this card until the end of the meeting. You may also find it helpful to bring with you this Notice and the BT Annual Review 2003, so that you can refer to them at the meeting.

Joint shareholders

All joint shareholders may attend and speak at the meeting. However, only the first shareholder listed on the register of members is entitled to vote.

Shareholders with disabilities

Special arrangements have been made to help shareholders with disabilities. Sound amplification facilities and an induction loop will be provided for people with hearing difficulties, together with sign language interpretation and palantype speech-to-text transcription for people who are profoundly deaf. There will be facilities for shareholders who are in wheelchairs. Anyone accompanying a shareholder in need of assistance will be admitted to the meeting.

If you are not coming to the meeting

You may appoint a proxy – someone who will attend the meeting on your behalf and vote – by completing the accompanying Form of Proxy. Please note that your proxy is entitled to vote on a show of hands.

Before completing the Form of Proxy, please read the following explanatory notes:

How to complete the Form of Proxy

1 Appointing the Chairman as your proxy
For convenience, the appointment of the Chairman has already been included. If you wish to make this appointment, you need only complete the form, as set out in these notes.

2 Appointing someone other than the Chairman as your proxy
If you want to appoint someone of your choice as your proxy, you should delete the words ‘‘the Chairman of the meeting or’’ on the form, initial the alteration, and insert the name and address of your proxy in the space provided. A special admission card will be sent direct to the person you appoint, together with a copy of this Notice and a leaflet containing details about attending the meeting.

3 Instructing your proxy how to vote
If you have appointed the Chairman as your proxy, you can tell him how to vote on the resolutions to be proposed at the AGM, which are set out in the Notice. He will vote (or abstain from voting) as he decides on any other business which may validly come before the meeting. Please place a cross in the appropriate box alongside each resolution to indicate whether you wish your votes to be cast ‘‘For’’ or ‘‘Against’’ that resolution, or if you wish to ‘‘Abstain’’. Unless you give specific instructions on how to vote on a particular resolution, the Chairman will have the discretion either to vote ‘‘For’’ or ‘‘Against’’ that resolution or to ‘‘Abstain’’.

     If you have appointed someone else as your proxy, it is your responsibility to tell your proxy how you want your votes to be cast, so he or she can act accordingly. It is a good idea to fill in a copy of the form before giving it to him or her. If you do not fill in the form, your proxy may vote (or abstain from voting) as they decide. If anything else validly comes before the meeting, your proxy may also vote as they decide. This would include proxies appointed using the CREST service (see note 6 on page 8).

4 Signing and dating the Form of Proxy
Before returning the Form of Proxy, please check that it has been signed and dated. In the case of joint holders, any one of you may sign. You do not have to sign and date the Form of Proxy yourself. However, if someone signs the form on your behalf, you or that person must send it to Lloyds TSB Registrars (see notes 7–10 below) with the authority under which it is signed, or a copy of the authority which has been certified by a solicitor or notary.

BT annual general meeting 7

AGM Information

5 Corporate appointment of proxy
Where the person appointing the proxy is a company, the Form of Proxy must be either sealed or signed by one of its officers or an authorised attorney and the appropriate authority or power of attorney must be sent with the Form of Proxy.

6 Instructions for electronic proxy appointment through CREST
If you are a CREST member, and want to appoint a proxy using the CREST electronic proxy appointment service, you can do so by using the procedures described in the CREST Manual. If you are a CREST personal member, a CREST sponsored member, or a CREST member who has appointed a voting service provider (collectively referred to as ‘‘appointor members’’), you should refer to your CREST sponsor or voting service provider(s), who can take the appropriate action for you.

     So that a CREST proxy appointment or instruction to a proxy can be valid, the appropriate CREST message (a ‘‘CREST Proxy Instruction’’) must be properly authenticated in compliance with CRESTCo’s specifications and must contain the necessary information, described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so that Lloyds TSB Registrars (ID 7RA01) receive it by 10.30 am on 14 July 2003. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by asking CREST in the way CREST require.

     CRESTCo does not make available special procedures in CREST for any particular messages. So normal system timings and limitations apply to the input of CREST Proxy Instructions. CREST members (or appointor members) are responsible for taking (or arranging for their CREST sponsor or voting service provider(s) to take) any necessary action to ensure that a message is transmitted by means of the CREST system by any particular time. There are practical limitations of the CREST system and timings which you and your CREST sponsors or voting service providers need to consider.

     BT Group can treat as invalid a CREST Proxy Instruction in the circumstances permitted by legislation (in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001).

7 Posting details
To be valid, the Form of Proxy, together with any authority (see notes 4 and 5 above), must be received by Lloyds TSB Registrars not later than 10.30 am on 14 July 2003. Returning the Form of Proxy will not prevent you from attending in person and voting at the meeting.

8 United Kingdom (UK) shareholders
The FREEPOST return address is printed on the back of the Form of Proxy.

     If you do not wish the Form of Proxy to be seen by anyone except the Company and the Registrar, you should post it in an envelope to:

Lloyds TSB Registrars (2450)
FREEPOST (KE7700)
The Causeway,
WORTHING,
West Sussex BN99 6BU

     If the Form of Proxy (or envelope) is posted in the UK, there is no postage to pay.

9 Shareholders outside the UK
Shareholders with addresses outside the UK should reply using the return-addressed envelope provided. If you live in a country covered by the International Business Reply Service, postage on the envelope has been prepaid.

10 Fax
You may return the Form of Proxy by fax on Freefone 0808 100 4142 (or +44 1903 702039 from outside the UK).

Telephone proxy appointment and voting instruction service

Telephone proxy appointment
You may, if you wish, register the appointment of a proxy by telephone before 10.30 am on 14 July 2003 by calling Freefone 0808 100 4141 (or +44 1903 702042 from outside the UK). Lines will be open from 8.30 am to 5.30 pm, Monday to Friday. Before calling, you should read the conditions of use of the telephone service. When using the service, you will be asked for:

■	your Reference Number – this is the 24-digit number printed below your name and address on the Admission Card/Form of Proxy;
■	your Card ID and Account Numbers – these appear alongside your Reference Number on the Admission Card/Form of Proxy;
■	the name of the person you wish to appoint as your proxy, if not the Chairman; and
■	your instructions as to how you wish to vote on each resolution at the AGM.

     You can also call this number to indicate your intention to attend the meeting.

8 BT annual general meeting

AGM Information

Conditions of use of the telephone service
The use by BT Group shareholders, and participants in the BT Employee Share Ownership Scheme and BT Group EasyShare, of Lloyds TSB Registrars’ telephone proxy appointment and voting instruction service (‘‘Telephone Service’’) in connection with the AGM is governed by Lloyds TSB Registrars’ conditions of use of the service. These conditions of use are legally binding and should be read carefully before using the Telephone Service.

Confirmations
When the Reference Number is given to the telephone operator the user will be treated as confirming that they:

■	are registering to use the Telephone Service;
■	have the right to vote their shares and/or give instructions; and
■	have read, understood and agreed to be bound by these conditions of use.

Reference Number and security
A user of the Telephone Service must take all reasonable steps to ensure that their Reference Number is kept secret and not disclosed to someone else unless the user wants that other person to use the Reference Number to access the Telephone Service on their behalf and has given them a power of attorney to do so. Corporate shareholders should note that revealing their Reference Number to a client may enable that client to use the Telephone Service in respect of the entire position.

Authority given by use of the Reference Number
Lloyds TSB Registrars and/or Lloyds TSB Registrars Corporate Nominee Limited and/or BT Employee Shares Trustees Limited and/or the Company will be entitled to act on instructions given using the Telephone Service in connection with the Reference Number without obtaining any further written or other confirmation, even if those instructions are not actually given or authorised by the shareholder, participant or duly authorised attorney. However, written confirmation of appointments may be insisted upon and additional security checks made where it is reasonably believed they are justified.

Availability of Telephone Service
Lloyds TSB Registrars will make all reasonable efforts to ensure the Telephone Service is available during the times specified in the voting documentation, but circumstances beyond their control may mean this is not possible.

Limitation of liability
Neither Lloyds TSB Registrars nor the Company are liable for any direct loss or damage resulting from making the Telephone Service available, unless directly caused by their negligence, fraud or deliberate default. Lloyds TSB Registrars’ and the Company’s liability for consequential and indirect losses is excluded (except in the case of fraud). Lloyds TSB Registrars and/or Lloyds TSB Registrars Corporate Nominee Limited and/or BT Employee Shares Trustees Limited and/or the Company will have no liability for instructions accepted via the Telephone Service in good faith.

Record keeping
Lloyds TSB Registrars may record all telephone conversations in connection with the Telephone Service and keep the recordings for at least one year. Records will also be kept of all proxy appointments and other instructions given via the Telephone Service for one year.

Law
These conditions of use will be governed by English law and users of the service and Lloyds TSB Registrars (for themselves and on behalf of the Company) submit to the jurisdiction of the English Courts in connection with any dispute.

Internet

You may, if you wish, register the appointment of a proxy electronically by logging on to the website www.sharevote.co.uk. You will need your Reference Number (this is the 24-digit number printed below your name and address on the accompanying Admission Card/Form of Proxy). Full details of the procedure are given on the website. Alternatively, if you have registered for e-communication, log on to your portfolio at www.shareview.co.uk and click on ‘‘Company Meetings’’. The proxy appointment and instructions must be received by Lloyds TSB Registrars by 10.30 am on 14 July 2003. You can also indicate your intention to attend on the website. Please note that any electronic communication that is found to contain a computer virus will not be accepted.

     Please do not disclose your Reference Number to anyone else, unless you wish them to give instructions on your behalf.

     The use of the internet service in connection with the AGM is governed by Lloyds TSB Registrars’ conditions of use set out on the website, www.sharevote.co.uk, and may be read by logging on to that site.

BT annual general meeting 9

AGM Information

Information for participants in the BT Employee Share Ownership Scheme and/or BT Group EasyShare

BT Employee Share Ownership Scheme
Please note that participation in the BT Employee Share Ownership Scheme (‘‘Scheme’’) does not give you the right to attend the Annual General Meeting. If you are a participant in the Scheme, you may instruct the Scheme Trustees to vote the shares held by them on your behalf by completing the enclosed Voting Instruction Card. To vote on each item of business, place a cross in the relevant boxes, unless you do not wish the Trustees to vote on a particular resolution, in which case leave the boxes alongside that resolution blank. You should then sign and date the card and return it to the Trustees. Please follow the posting instructions given for the Form of Proxy in notes 7–9 above. The card must be received by the Trustees not later than 10.30 am on 14 July 2003.

     Participants in the Scheme may give their voting instructions to the Scheme Trustees using the internet, telephone or fax (see above).

Participants in the Scheme who are also shareholders
Where it has been possible to combine records, participants who are also shareholders have been sent, together with their Voting Instruction Card, a Form of Proxy/Admission Card and only one copy of the BT Annual Review 2003 and this Notice.

     You may have received separate sets of documents as it was not possible to combine your records – for example, because different dividend payment instructions apply. Any participants who now wish to stop the additional mailings by combining their records should contact Lloyds TSB Registrars.

     For information about attending the meeting, please read the next section.

BT Group EasyShare
If you hold shares through BT Group EasyShare, you will have been sent a separate Form of Proxy/Admission Card.

     BT Group EasyShare participants are able to attend the AGM, speak and vote their shares at the meeting, but should note that, because these shares are held through a nominee, Lloyds TSB Registrars Corporate Nominee Limited (‘‘NomineeCo’’), attendance will be as NomineeCo’s corporate representative. Attendance at the meeting will be taken as acceptance of this arrangement. This applies also to joint holders, who may attend and speak at the meeting in the same capacity.

     If you are not attending the meeting, NomineeCo has agreed that you (or any other person named jointly with you on the Form of Proxy) may use the Form of Proxy to instruct NomineeCo to appoint the proxy of your choice to attend the meeting and vote on your behalf.

     Participants in BT Group EasyShare may give their voting instructions using the internet, telephone or fax.

     If you intend to come to the meeting, please telephone the BT Group Shareholder Helpline on Freefone 0808 100 4141. You will then be sent a leaflet giving you more details of the meeting and how to get there.

Participants in the BT Group Employee Share Investment Plan
Participants may instruct the Trustee of the Plan, Halifax Corporate Trustees Limited, to vote shares held on their behalf. Voting instruction forms will be sent to participants.

Shareholder Information

Receiving the report and accounts
BT Group publishes two reports annually:

■ Annual Report and Form 20-F (‘‘annual report’’) – the Company’s full report and accounts; and

■ Annual Review (‘‘annual review’’) – a shorter report, which includes a summary financial statement, designed to meet the requirements of our private shareholders.

     You will be sent only the annual review unless you notify us that you wish to receive the full report and accounts.

     If you wish to view a copy of the full annual report for 2003, this can be downloaded from our Investor Centre website at www.bt.com/investorcentre. Alternatively, to request a printed copy of the report for 2003 and/or future years, free of charge, please call the Shareholder Helpline or contact Lloyds TSB Registrars (see ‘‘Enquiries’’ on page 11).

Capital gains tax (CGT)
The rights issue in June 2001 and the demerger of mmO2 in November 2001 adjusted the value for CGT purposes of your BT shares. An explanatory note on the effect of the rights issue on the CGT position on BT shareholdings is available from the Shareholder Helpline (see page 11).

     The confirmed official opening prices for BT Group and mmO2 shares following the demerger were 285.75p and 82.75p, respectively. This means that, of the total combined value of 368.50p, 77.544% is attributable to BT Group and 22.456% to mmO2.

     Accordingly, for CGT calculations, the base cost of the BT Group shares and mmO2 shares is calculated by multiplying the acquisition cost of the BT shareholding by 77.544% and 22.456%, respectively.

Data Protection Statement
Your personal data includes all data provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in the BT Employee Share Ownership Scheme or BT Group EasyShare or other ‘‘participant’’, including your name and contact details, the votes you cast and your Reference Number (which is attributed to you by BT (all references to BT include British Telecommunications plc and BT Group plc)). BT determines the purposes for which and the manner in which your personal data are to be processed. BT and any third party to which BT discloses the data (including Lloyds TSB Registrars) may process your personal data for the purposes of compiling and updating the company records, fulfilling BT’s legal obligations and processing the shareholder rights you exercise.

10 BT annual general meeting

AGM Information

Enquiries
Lloyds TSB Registrars maintain BT Group’s share register and the separate BT Employee Share Ownership Scheme and BT Group EasyShare registers. They also provide a telephone helpline service.

     If you have any enquiries about the AGM, or about your BT Group shareholding, please contact Lloyds TSB Registrars:

BT Group Shareholder Helpline
Freefone 0808 100 4141
Fax: 01903 833371
Textphone: Freefone 0800 169 6907

From outside the UK:
Tel: +44 121 433 4404
Fax: +44 1903 833371
Textphone: +44 121 415 7004

Or write, remembering to include a daytime telephone number, to:

Lloyds TSB Registrars (2450)
The Causeway
WORTHING
West Sussex
BN99 6DA
United Kingdom
e-mail: bt@lloydstsb-registrars.co.uk
Website: www.lloydstsb-registrars.co.uk

Share price information
Shareline Lo-call 0845 701 0707 (UK callers only). Shareline reports the daily 9.00 am BT Group share price, together with recorded news about the Company.

Share Price Line
0906 8222 334 (UK callers only). The BT Group Share Price Line gives real-time buying and selling prices for BT Group shares. This service is provided by Teleshare, which is not part of BT Group. Calls are charged at 60p per minute (including VAT)*.

*Different rates may apply to calls from non-BT networks.

Sharegift
The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them.

     Details of the scheme are available from Sharegift at www.sharegift.org or telephone 020 7337 0501. Alternatively, details can be obtained from the Shareholder Helpline.

Unclaimed Assets Register
BT is among a growing number of companies who subscribe to the Unclaimed Assets Register, which provides a search facility for financial assets, such as shareholdings and dividends which have become separated from their owners. The Register donates a proportion of its public search fees to charity via ShareGift. For further information on the Unclaimed Assets Register, visit www.uar.co.uk or telephone 0870 241 1713.

Other publications
BT produces a series of reports on its financial, business, social and environmental performance.

     Most of these reports can be accessed on the Investor Centre (see ‘‘Electronic communication’’ on page 12). Alternatively, printed copies of these reports can be obtained from the Shareholder Helpline.

Special needs
An audio cassette version of the BT Annual Review 2003 has been produced for shareholders with special needs. To obtain a copy of this cassette, which also contains extracts from this Notice, please contact the Shareholder Helpline on the number shown above.

BT annual general meeting 11

AGM Information

Calendar of key dates

16 July 2003
Annual General Meeting. Details are in this Notice.

31 July 2003
First quarter results announced.*

8 September 2003
Proposed final dividend of 4.25 pence per share paid to shareholders who are on the register on 8 August 2003.

13 November 2003
Second quarter and half year results announced.*

February 2004
Third quarter and nine months results announced.*
Payment of 2004 interim dividend.*

May 2004
Fourth quarter and full year results announced.*

June 2004
2004 annual report and accounts published.*

*Dates are based on present expectations.

Recorded highlights of each results announcement will be featured on Shareline on Lo-call 0845 701 0707

When you use one of BT’s Lo-call numbers from anywhere within the UK, you pay only the price of a local call. Different rates may apply to calls from non-BT networks.

Electronic communication

Increasingly, shareholders are discovering the convenience of using the internet and e-mail to find out about their shareholdings and about BT.

Internet
There’s a wealth of constantly updated information about BT at www.bt.com, and our Investor Centre at www.bt.com/investorcentre has information of particular interest to our shareholders.

Shareview
Shareview is an internet service offered to BT Group shareholders in association with Lloyds TSB Registrars. Shareview enables you to:

■ access your shareholdings and see any recent sales, purchases or transfers

■ build and manage a full portfolio of your shares online

■ obtain indicative prices for your shares

■ appoint a proxy to represent you at company meetings.

Registering with Shareview is easy and there is no registration fee.

Simply:

1.	Access www.shareview.co.uk
2.	Click on ‘‘Create a portfolio’’ and complete the on-screen registration process. You will need your shareholder account number, which is shown on the enclosed proxy card and also on your share certificate(s). You will be asked to choose a secret PIN.
3.	Once you have registered, you will be sent a user ID by post. You can then use your user ID and PIN to get secure access to Shareview whenever you like.

E-documentation
Using Shareview, you can now choose to receive shareholder publications, including the Annual Review and Annual Report, electronically – rather than by post. Instead, you’ll receive an e-mail alert each time we place a new publication for shareholders on our website.

ShareholderPlus
Over 70,000 shareholders have now chosen to receive their shareholder documentation electronically. To encourage even more people to sign up for e-communication, we have launched ShareholderPlus, an online scheme at www.bt.com/shareholderplus, which offers discounts on products and services from BT and a range of partner companies.

     If you want to take advantage of these special arrangements but have not yet signed up for e-communication, please either go to www.bt.com/signup and follow the online instructions, or call Freefone 0808 100 4141 (+44 121 433 4404 from outside the UK) and talk to one of our helpline operators. You will need to have your account number with you. (This is the eight-character number printed below your name and address on the accompanying Admission Card/Form of Proxy.)

     If you have already signed up for e-communication and now wish to sample the benefits of ShareholderPlus and take advantage of these special arrangements, please go to www.bt.com/shareholderplus.

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Designed by Pauffley
Typeset by Greenaways
Printed in England by J Howitt & Sons Ltd.

Printed on paper which meets international environmental standards.

www.bt.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

Date: June 4, 2003	By:	/s/ Patricia Day
	Name:	Patricia Day
	Title:	Assistant Secretary